Cloudastructure, Inc.

August 20, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, DC 20549

Re:	Cloudastructure, Inc.
Registration Statement on Form S-1
File No. 333-288637

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Cloudastructure, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on Friday, August 22, 2025, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our legal counsel, Kim Baber of Varnum LLP, at (616) 336-6851.

Very truly yours,

CLOUDASTRUCTURE, INC.

/s/ Greg Smitherman

Greg Smitherman

Chief Financial Officer

cc: Kim Baber, Varnum LLP

228 Hamilton Ave Floor 3 Palo Alto, CA 94301	www.Cloudastructure.com 650.644.4160